FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                             For the month of March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




24 March 2004
BG Group plc

Notification of Major Interest in Shares

On 23 March 2004, BG Group plc received notification from The Capital Group Companies, Inc. under the obligations imposed by Sections 198 to 202 of the Companies Act, 1985, that affiliates of The Capital Group Companies, Inc. had a notifiable interest in 388,577,920 ordinary shares of 10p representing 11% of the issued share capital of BG Group plc. The Capital Group Companies, Inc. had previously notified (on 19 March 2004) an interest in 387,995,268 ordinary shares of 10p, representing 10.984% of the issued share capital of BG Group plc.

BG Group plc
24 March 2004


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 24 March 2004                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary